FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of 4 June 2003

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

              Preliminary Results for the year ended 31 March 2003


                                                           Year to 31 March 2003     Year to 31 March 2002
                                                                                    (Pro forma - unaudited)*
                                                                   EUR million               EUR million
Sales                                                                  951.3                     997.6
Operating profit/(loss)
- pre goodwill amortisation and exceptional items                       64.2                      56.5
- post goodwill amortisation and exceptional items                      21.6                     (12.1)
Pre-tax profit/(loss)                                                    7.2                     (53.5)

Debt                                                                   356.7                     390.2
Earnings/(loss) per share
- pre goodwill amortisation and exceptional items                     4.52 cents                 4.25 cents
- post goodwill amortisation and exceptional items                    0.24 cents                (6.94) cents
Final dividend per share                                              1.2 cents                  2.4 cents

* because of change of fiscal year end



- Sales at EUR951.3 million were down 4.6% at prevailing rates (2002: EUR997.6 million) - equal to prior year at constant exchange rates and excluding acquisitions

-   Operating profit of EUR64.2 million - up 13.6%

-   Operating margin of 6.7% (2002: 5.7%)

-   EPS of 4.52 cents - up 6.4%

-   Net debt reduced by EUR33.5 million to EUR356.7 million

- Proposed final dividend of 1.2 cents making a total of 1.9 cents for the year (2002: 3.1 cents)

-   Major restructuring announced:

    -   Johnson Brothers earthenware manufacturing relocated to Asia

    -   closure of Johnson Brothers' earthenware factories

    -   Wedgwood earthenware transferred to Barlaston



"Given the ongoing global uncertainty, the Group has continued to show resilience but is not immune from the impact. Our current focus is to maintain our strong market positions and improve operating efficiencies. The Board's decision to restructure our earthenware businesses and produce Johnson Brothers' products at substantially lower costs overseas is in line with this strategy and will yield important benefits in the coming years. A combination of a competitive cost base, innovative product strategy and improved capacity utilisation will result in a swift upturn in profitability when demand grows again."



                                                            Sir Anthony O'Reilly
                                                                        Chairman
                                                                     4 June 2003





Enquiries:

Waterford Wedgwood                                     Tel: +44 (0)7798 843276
Redmond O'Donoghue, Group Chief Executive Officer
Richard Barnes, Group Finance Director

College Hill Associates (UK/Europe)                    Tel: +44 (0)207 457 2020
Kate Pope                                              Tel: +44 (0)7798 843276
James Henderson                                        Tel: +44 (0)7774 444163
Tom Allison                                            Tel: +44 (0)207 457 2020
Dennehy Associates (Ireland)                           Tel: + 353 (0)1 676 4733
Michael Dennehy




                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

                             Chairman's Statement


Waterford Wedgwood achieved improved profitability and a very creditable sales performance despite the on-going economic uncertainties in the key global markets. All of our core lifestyle brands demonstrated resilience. Operating profits have grown and the Group continued to reduce debt, with net debt of EUR356.7 million as at 31 March 2003, a EUR33.5 million reduction. Waterford Wedgwood has succeeded in maintaining its sales performance, through both core programmes and acquisitions, notwithstanding the poor market conditions of the past two years. The market environment remains challenging and the outlook for improvement in trading conditions remains uncertain.



Trading update


The trading environment continued to be tough in April and May. During this period, sales were 10% below last year. Although we anticipate a difficult first quarter, there are some signs that consumer confidence is beginning to return in the United States.


Given the ongoing global uncertainty, the Group has continued to show resilience but is not immune from the impact. Our current focus is to maintain our strong market positions and improve operating efficiencies. The Board's decision to restructure our earthenware businesses and produce Johnson Brothers' products at substantially lower costs overseas is in line with this strategy and will yield important benefits in the coming years. A combination of a competitive cost base, innovative product strategy and improved capacity utilisation will result in a swift upturn in profitability when demand grows again.





                                                            Sir Anthony O'Reilly
                                                                        Chairman
                                                                     4 June 2003






                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")


                           Chief Executive's Review



Results


Total Group sales of EUR951.3 million were 4.6% below at prevailing rates (2002:
EUR997.6 million) and equalled last year at constant exchange rates, demonstrating the strength of our core brands during difficult times. Operating profit was ahead at EUR64.2 million (2002: EUR56.5 million). Pre-tax profit before exceptional restructuring costs and goodwill amortisation was EUR38.9 million, up 24.3% (2002: EUR31.3 million). Earnings per share were 4.52c (2002:
4.25c).



Given the current trading environment, the uncertain outlook and the impact of Johnson Brothers restructuring, the Board has decided to propose a final dividend of 1.2 cents, to be paid on 1 September 2003 to shareholders on the register on 13 June 2003 (2002: 2.4 cents). The proposed annual dividend will therefore be 1.9 cents (2002: 3.1 cents). A scrip dividend alternative will be available to shareholders.





Earthenware production


In recent years, the mid-priced earthenware segment of the ceramics market has become highly competitive. This trend has been exacerbated by deteriorating economic conditions during the last two years. These circumstances have led to margin pressure and an imperative to reduce unit costs of Johnson Brothers' earthenware products significantly. These earthenware products are currently manufactured in the UK at significantly higher unit costs than similar products manufactured overseas.


During the past eighteen months, technical and engineering staff have worked intensively with carefully chosen ceramics manufacturers in Asia. Our aim was to mirror the uncompromising Johnson Brothers' quality standards at out-sourced costs, which will transform margins. The project has been successfully completed. As a result, it has been decided to relocate Johnson Brothers' production to dedicated out-sourced plants in Asia. This action, which complements the many out-sourcing initiatives we have successfully implemented in the past, will allow the production of Johnson Brothers' earthenware products at significantly increased margins, and the creation of new ranges aimed at capturing sizeable incremental volumes.


Inevitable consequences flow from this significant re-basing of our moderately priced ceramics business. Sadly, this action will entail the closure of two factories in Stoke-on-Trent and the regrettable loss of 1,058 jobs. However, the Group could not continue to sustain the losses which were occurring at Johnson Brothers.

These initiatives, when coupled with other actions across the Group, will result in reduced costs of EUR28.7 million on an ongoing annual basis for an exceptional restructuring charge of EUR35.7 million in the financial year 2003 and EUR28.7 million in 2004. The cash element of the restructuring charge is all incurred in 2004 fiscal year, and has a one year pay-back.


Our world-renowned Wedgwood-branded earthenware will continue to be crafted by Wedgwood in the UK, as it has been for almost 250 years. Currently manufactured in the two UK factories due for closure, Wedgwood earthenware will transfer to Wedgwood's existing factory at Barlaston, Stoke-on-Trent, a state-of-the-art facility. This action will achieve further significant economies and will preserve 275 jobs in England.



Financial


Net debt to 31 March 2003 was reduced by EUR33.5 million to EUR356.7 million (2002: EUR390.2 million) reflecting lower inventories, debtors, capital spending and exchange rates. During the year the Group made acquisitions totalling EUR26.9 million.


As at 31 March 2003, the Group's pension schemes on an FRS17 basis were in deficit by EUR162 million, EUR106 million more than in the prior year. In response, the Group has increased its contribution in both 2002 and 2003 as have our employees. These increases are in line with actuaries recommendations to eliminate the deficits over the average remaining service lives of the employees.


In light of the earthenware restructuring, trading conditions and the change of our fiscal year end, the Group requires its existing loan covenants to be adjusted. The Group's bankers have agreed to the suspension of loan covenants at the next measurement point of 30 June 2003, and to a renegotiation of the terms of the existing facilities before the 31 December 2003 measurement point.




Sector overview



Crystal


The Group's crystal brands continued their dominance of the world's largest markets, showing market share gains in the United States, Ireland and the UK.


Sales of EUR314.3 million were 4.6% down at constant rates of exchange on prior year while operating profits rose 29%, largely reflecting tight cost control, improved exchange yield from currency management, and the closure of the Stuart Crystal factory in Stourbridge, England, which improved Waterford Crystal's capacity utilisation.


Waterford Crystal's co-branding initiatives continue to flourish and future growth is planned with new product programmes scheduled for launch in the Autumn.



Ceramics


Sales of ceramic products were EUR414.2 million, down by 5.3% at constant rates of exchange. Profits were reduced to EUR3 million from EUR9.6 million as margins were adversely impacted by competitive activity, unfavourable mix and unused production capacity. The German market has proved particularly difficult throughout the fiscal year.


The launch of Vera Wang at Wedgwood has been a remarkable and rapidly growing success, and the performance of the Jasper Conran at Wedgwood range is also making significant contributions to sales. "Rosenthal meets Versace", among the Group's highest-priced products, showed strong growth.


The Johnson Brothers planned sourcing actions and plant closures will substantially improve ceramics profits in 2004 and 2005 with a cash pay back in less than one year.



Premium cookware


Premium cookware had an outstanding year with sales up 43.6% and with profits more than doubled. A range of introductory products met with great success and the Emeril Lagasse range goes from strength to strength. The acquisition of Swiss-based Spring has spearheaded the Group's entry into the European premium cookware market and will contribute to profits this year.



Other products


The Group's brand extensions also grew notably. W-C Designs, which markets Waterford and Wedgwood linens plus its own brands, increased sales by 24% on a comparable basis. Jewellery sales increased by 13% and Waterford Crystal's Holiday Heirlooms range was up 19%. Brand extensions now account for the equivalent of EUR125 million at wholesale. Cash's, the catalogue/mail order business acquired late last year, is achieving sales ahead of plan.





                                                              Redmond O'Donoghue
                                                   Group Chief Executive Officer
                                                                     4 June 2003





                               Waterford Wedgwood plc
                      Consolidated profit and loss account


                                                                  12 months to       3 months to    12 months to
                                                                      31 March          31 March        31 March
                                                                          2003              2002            2002
                                                      Note        EUR millions      EUR millions    EUR millions
                                                                                                    (pro forma -
                                                                                                      unaudited)
Sales
Crystal                                                                  314.3              68.1           357.9
Ceramics                                                                 414.2              97.8           458.5
Premium cookware                                                         121.8              25.0            95.7
Other                                                                    101.0              16.3            85.5

Total Group sales                                                        951.3             207.2           997.6

Operating profit/(loss)
Crystal                                                                   28.0              (2.0)           21.7
Ceramics                                                                   3.0              (9.3)            9.6
Premium cookware                                                          21.5               1.8            10.7
Other                                                                     11.7               0.7            14.5

Group operating profit/(loss) before restructuring
   charge and goodwill amortisation                     2                 64.2              (8.8)           56.5
Exceptional restructuring charge                        3                (35.7)                -           (61.8)
Goodwill amortisation                                   6                 (6.9)             (1.7)           (6.8)

Group operating profit/(loss)                                             21.6             (10.5)          (12.1)
Gain arising on conversion of $ loans                   3                  9.7                 -               -
Profit on sale of fixed asset                           3                  5.1                 -               -
Deficit arising on closed pension scheme                3                 (3.9)                -               -
Amounts written off investment                                               -                 -           (16.2)
Net interest payable                                                     (25.3)             (5.5)          (25.2)

Profit/(loss) on ordinary activities before                                7.2             (16.0)          (53.5)
taxation
Taxation                                                                  (4.9)              0.2             1.3

Profit/(loss) on ordinary activities after taxation                        2.3             (15.8)          (52.2)
Minority interests                                                        (0.5)              0.4            (0.4)

Profit/(loss) attributable to members of parent
company                                                                    1.8             (15.4)          (52.6)
Dividends                                               4                (15.1)                -           (23.6)

Loss absorbed for the period                                             (13.3)            (15.4)          (76.2)

Earnings/(loss) per share (cents)                       5                0.24c            (2.03c)         (6.94c)
Diluted earnings/(loss) per share (cents)                                0.24c            (2.03c)         (6.94c)

Earnings/(loss) per share (cents) pre goodwill
amortisation and exceptional items                      5                4.52c            (1.81c)          4.25c






                             Waterford Wedgwood plc

                           Consolidated balance sheet



                                                                                      As at 31 March
                                                                                 2003                   2002
                                                              Note       EUR millions           EUR millions
Fixed assets
Intangible assets                                               6               115.8                  123.5
Tangible assets                                                                 209.5                  261.2
Financial assets                                                                 14.9                    9.1
                                                                                340.2                  393.8

Current assets
Stocks                                                                          291.3                  300.0
Debtors                                                                         159.3                  182.0
Cash and deposits                                                                84.0                   88.1
                                                                                534.6                  570.1
Creditors (amounts falling due within one year)                                (208.9)                (224.5)

Net current assets                                                              325.7                  345.6

Total assets less current liabilities                                           665.9                  739.4
Creditors (amounts falling due after more than
one year)                                                                      (460.8)                (492.9)
Provisions for liabilities and charges                                           (1.1)                  (3.1)

Net assets                                                                      204.0                  243.4

Capital and reserves
Called up share capital                                                          56.7                   55.3
Share premium account                                                           194.8                  190.2
Revaluation reserve                                                               9.3                    9.8
Revenue reserves                                                                (63.6)                 (17.9)
Capital conversion reserve fund                                                   2.6                    2.6

Shareholders' funds - equity interests                                          199.8                  240.0
Minority interest - equity interests                                              4.2                    3.4

                                                                                204.0                  243.4




                             Waterford Wedgwood plc


                         Consolidated summary cash flow


                                           12 Months to              3 months to             12 months to
                                          31 March 2003            31 March 2002            31 March 2002
                                                                                             (pro forma -
                                                                                               unaudited)
                                           EUR millions             EUR millions             EUR millions
Operating profit                                   64.2                     (8.8)                    56.5
Restructuring spend                               (16.4)                    (7.6)                   (19.6)
Depreciation                                       39.8                     11.6                     47.9
Working capital                                    (5.6)                   (10.7)                    20.3
Cash flow from operations                          82.0                    (15.5)                   105.1
Interest                                          (24.9)                    (1.4)                   (23.9)
Capital expenditure less disposals                (12.6)                    (5.2)                   (24.2)
Taxation                                           (4.4)                     1.5                     (6.7)
Dividend                                          (21.6)                       -                    (20.0)
Issue of share capital                              0.1                      0.2                      1.8
Cash flow                                          18.6                    (20.4)                    32.1
Exchange                                           41.8                     (4.7)                    (5.8)
Acquisitions                                      (26.9)                    (1.0)                   (13.7)
Opening net debt                                 (390.2)                  (364.1)                  (402.8)
Closing net debt                                 (356.7)                  (390.2)                  (390.2)











               Statement of total recognised gains and losses and
                     reconciliation of shareholders' funds



                                            12 months to             3 months to            12 months to
                                           31 March 2003           31 March 2002           31 March 2002
                                                                                            (pro forma -
                                                                                              unaudited)
                                            EUR millions            EUR millions            EUR millions
Profit/(loss) for the financial                      1.8                   (15.4)                  (52.6)
period
Exchange translation effect on net
overseas investments                               (34.7)                    1.9                    (4.4)
Total recognised losses for
the period                                         (32.9)                  (13.5)                  (57.0)

Dividends                                          (15.1)                      -                   (23.6)
Scrip dividends                                      2.1                       -                     3.1
New share capital subscribed                         5.7                     0.2                    13.0
Opening shareholders' funds                        240.0                   253.3                   304.5

Closing shareholders' funds                        199.8                   240.0                   240.0





Notes



1. Basis of financial statements



The information contained within this preliminary release has been extracted from audited financial statements for the year ended 31 March 2003. The accounting policies applied in the financial statements are consistent with those applied in previous years and are as set out in the audited financial statements for the 3 months ended 31 March 2002.





2. Effect of change in accounting estimates



In accordance with SSAP 24, the pension surplus identified in the actuarial valuation of the Wedgwood Group Pension Plan as at 31 December 1999, was being amortised over the average remaining service lives of plan members. In the 12 months to 31 December 2001, this resulted in a reduction in the pension cost charged to the profit and loss account of EUR8.4 million (3 months to 31 March 2002: EUR2.1 million). Following a significant decline in the market value of pension scheme assets it was decided, with effect from 1 April 2002, to no longer amortise the pension surplus. The effect of this change on the results for the 12 months to 31 March 2003 was to reduce reported profits by EUR7.8 million



The recent expansion in the number of Rosenthal factory outlet stores has enabled Rosenthal to generate a higher average selling price for its slow moving and obsolete inventory and, as a result, provisions amounting to EUR4.9 million are no longer required and have been released to profit in the 12 months to 31 March 2003. In addition, Rosenthal has brought the way in which production overheads are allocated to stock into line with Group Policy, resulting in a benefit to the profit and loss account of EUR1.5 million for the 12 months to 31 March 2003.



3. Exceptional income/(charges)



(a) In the results for the 12 months to 31 March 2003, the following exceptional costs have been charged to operating profit;

                                                                  EUR millions
Asset impairment                                                          13.5
Inventory write-downs                                                     15.0
Restructuring costs                                                        7.2
                                                                          35.7





Asset impairment

Following the weakening condition of the Johnson Brothers business, which led to the initiative to move production to Asia, the Directors have reviewed the carrying value of the land, buildings, plant and machinery which support the production of Johnson Brothers product. Plant and machinery has been fully written off and land and buildings have been written down to their estimated open market value resulting in a charge of EUR13.5 million.




Inventory write-downs

As a result of the initiative to move Johnson Brothers production to Asia, substantial revisions to product offerings and reduced margins latterly earned by the Group's Johnson Brothers business, the carrying value of inventory has been reduced to its estimated net realisable value resulting in a charge of EUR10.3 million. In addition, the carrying value of inventory held by the Group's retail operations has been written down by EUR4.7 million.



Restructuring costs

During the year, the Group's Rosenthal business completed the integration of the Hutschenreuther operations acquired in August 2000, resulting in restructuring charges of EUR2.7 million and a further EUR3 million of rationalisation projects elsewhere in the Group. In addition, headcount reductions in the Group's distribution operations resulted in a restructuring charge of EUR1.5 million.



(b) In the results for the 12 months to 31 March 2003, the following exceptional items have been recorded in arriving at profit/(loss) on ordinary activities before taxation;



Gain arising on conversion of $ loans

During the year, the Group paid down $120 million of bank borrowings, replacing it with Euro borrowings, thereby crystallising an exceptional exchange gain of EUR9.7 million.



Profit on sale of fixed asset

In May 2002, surplus land at the Group's Waterford Crystal manufacturing facility in Kilbarry, Ireland, was sold, realising an exceptional gain over book value of EUR5.1 million and a capital gains tax charge of EUR1 million, resulting in a net benefit to the profit and loss account of EUR4.1 million.



Deficit arising on closed  pension scheme

Following the closure of Stuart Crystal's manufacturing facilities in Stourbridge, England, and in accordance with SSAP 24, it is no longer appropriate to amortise the pension fund deficit over the average remaining service lives. Accordingly, a provision of EUR3.9 million has been established, representing the estimated pension deficit at 31 March 2003.



4. Dividends



The dividend represents the total amount of dividends paid and proposed in respect of Waterford Wedgwood plc ordinary shares. Shareholders can elect, in lieu, to receive an equivalent dividend on their income shares in Waterford Wedgwood U.K. plc. Income shares entitle certain shareholders to receive dividends with a UK tax credit attached. Additionally, a scrip dividend alternative in lieu of a cash dividend is available to shareholders.




5. Earnings/(loss) per share


                                                      12 months to         3 months to         12 months to
                                                     31 March 2003        31 March 2002       31 March 2002
                                                                                          (pro forma - unaudited)
                                                     Profit/     Per        Loss     Per     Profit/       Per
                                                     (loss)    share               share      (loss)     share
                                               EUR millions    cents EUR millions  cents EUR millions    cents


Profit/(loss) for the financial period before
amortisation
of goodwill and exceptional items                      34.5     4.52      (13.7)   (1.81)       32.2      4.25
Amortisation of goodwill                               (6.9)   (0.90)      (1.7)   (0.22)       (6.8)    (0.90)
Exceptional items                                     (25.8)   (3.38)         -        -       (78.0)   (10.29)

Basic EPS                                               1.8     0.24      (15.4)   (2.03)      (52.6)    (6.94)




The calculation of earnings per share is based on 762.8 million shares, being the weighted average number of shares in issue during the twelve months to 31 March 2003 (3 months to 31 March 2002: 758.1 million and 12 months to 31 March 2002: 758 million).



6. Intangible assets



The movement on intangible assets arises as follows;


                                                                   Acquired          Mailing
                                                 Goodwill            brands              list             Total
                                             EUR millions      EUR millions      EUR millions      EUR millions

At 31 March 2002                                    121.2               2.3                 -             123.5
Arising on acquisition                                  -              15.9               1.5              17.4
Amortisation                                         (6.3)             (0.5)             (0.1)             (6.9)
Exchange                                            (18.2)                -                 -             (18.2)
At 31 March 2003                                     96.7              17.7               1.4             115.8





7. Net debt



Net debt at 31 March 2003, comprising finance leases, short and long term borrowings less cash and deposits, amounted to EUR356.7 million (31 March 2002:
EUR390.2 million).




8. Foreign exchange



Exchange rates used to translate the results of the Group's principal overseas subsidiaries were as follows:


                                 Profit and loss transactions                   Balance sheet
                                12 months to        3 months to                As at               As at
                               31 March 2003      31 March 2002        31 March 2003       31 March 2002
U.S. dollar                            $1.00              $0.88                $1.07               $0.88
Sterling                             GBP0.64            GBP0.61              GBP0.69             GBP0.61
Yen                                  Y121.39            Y116.12              Y128.65             Y115.83





9. Copies of the Annual Report and Accounts will be posted to shareholders.













                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:  4 June 2003